January 12, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Mark Brunhofer
Ms. Lisa Vanjoske
Ms. Christine Westbrook
Ms. Suzanne Hayes

Re:	Biofrontera AG
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted December 22, 2017
CIK No. 0001712641

This letter sets forth the responses of Biofrontera AG (the "Company" or "Biofrontera") to the comment letter (the "Comment Letter"), dated January 9, 2018, of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Confidential Submission No. 3 of its Draft Registration Statement on Form F-1, submitted confidentially on December 22, 2017 (the "Draft Registration Statement"). The Company is filing today via EDGAR the initial public filing (the "Initial Filing") of the above-referenced Registration Statement on Form F-1 (the "Registration Statement"). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the clean version of the Initial Filing being made today.

Cover Page

1.	We note your statements that you have excluded shareholder subscription rights for a residual amount of ____ newly issued shares and that the new shares for which the subscription rights have not been exercised will be offered in this offering of ADSs. Please tell us whether you plan to wait until the expiration of the subscription period before requesting acceleration of this registration statement or if you plan to request acceleration of this registration statement prior to expiration of the pre-emptive rights. Additionally, clarify whether the number of ADSs you plan to register include the shares underlying the subscription rights with plans to reduce the number of ADSs offered on a two-for-one basis based on the number of subscription rights exercised or if you will register additional ADSs following the expiration of the pre-emptive rights offering. If you plan to register additional ADSs following expiration of the pre-emptive rights offering, please tell us how you plan to register these additional ADSs.
Response:

Under German law, the German preemptive rights offering will expire immediately prior to midnight on the final day of the subscription period. In practice, however, no subscriptions may be submitted after the end of the German banking day, which will occur at 4:00 p.m., Central European Time ("CET"), on that day. As a result, the Company expects to know the total number of shares subscribed in the German pre-emptive rights offering shortly after 4:00 p.m., CET, on the final day of the subscription period. The Company plans to request acceleration of the Registration Statement late in the afternoon, Eastern Standard Time, on the final day of the subscription period.

The Company plans to register ADSs representing a number of shares equal to (a) the shares as to which subscription rights have been excluded plus (ii) the shares as to which the Company estimates it is likely that subscription rights will not to be exercised in the German pre-emptive rights offering, based on the Company’s experience with its prior rights offerings and advice from the Company’s German advisors. If, based on the final results of the German pre-emptive rights offering, the Company needs to increase or decrease the number of ADSs offered, then it will do so in accordance with the provisions of Rule 430A and, if applicable Rule 462, under the Securities Act of 1933.

Use of Proceeds, page 56

2.	Please clarify whether the estimated proceeds from the offering include proceeds from the concurrent pre-emptive rights offering or if the proceeds from the US offering alone are sufficient to complete the identified uses.

Response:

The estimated proceeds from the U.S. offering do not include proceeds from the concurrent German pre-emptive rights offering; however, the Company will need to rely on proceeds from both offerings in order to complete the identified uses.

The Registration Statement has been revised on page 56 in response to this comment.

Management, page 120

3.	We acknowledge your response to comment 6, which we reissue in part. The purpose of the signature requirement at issue in the No-Action Letter discussed in your response is distinguishable from the purpose of the signature requirement to Form F-1; furthermore, circumstances applicable in that case are not present here. Additionally, we note that Exchange Act Rule 10A-3(e)(2) provides that for purposes of the rule, in the case of foreign private issuers with two-tier board systems, the term "board of directors" means the supervisory or non-management board. Accordingly, upon public filing of your registration statement, please include the signatures of your supervisory board members, and to the extent nominees are not signatories to your registration statement, please include a written consent for such persons in accordance with Rule 438.

Response:

The signature page of the Registration Statement has been revised to include signatures of supervisory board members.

If any persons are named in the Registration Statement as about to become a director, then the Company will file a written consent of such person.

If you have any questions regarding this letter or the Initial Filing, please contact Seth Goldsamt by telephone at +1 212 548 2162 or via email at sgoldsamt@mcguirewoods.com or Stephen Older by telephone at +1 212 548 2122 or via e mail at solder@mcguirewoods.com. Questions pertaining to accounting may also be directed to Dr. Thomas Senger by telephone at +49 211 9524 8531 or via e-mail at thomas.senger@wkgt.com, the independent registered public accounting firm of the Company.

Sincerely,

/s/ Seth Goldsamt
Seth Goldsamt

cc:	Hermann Lübbert, Chief Executive Officer, Biofrontera AG
Thomas Schaffer, Chief Financial Officer, Biofrontera AG